VIA EDGAR

December 5, 2016

Ms. Stephanie L. Sullivan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: PJT Partners Inc.

Form 10‑K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

Form 10‑Q for the Quarterly Period Ended June 30, 2016

Filed August 12, 2016

File No. 001-36869

Dear Ms. Sullivan:

On behalf of PJT Partners Inc. (referred to herein as the “Company,” “PJT Partners,” “we,” “our,” or “us”), we are responding to your comment letter, dated November 21, 2016, regarding our Form 10-K for the Fiscal Year Ended December 31, 2015 (“2015 Form 10‑K”) and our Form 10-Q for the Quarterly Period Ended June 30, 2016 (“June 30, 2016 Form 10‑Q”).

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed 2015 Form 10‑K or June 30, 2016 Form 10‑Q.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 47

Consolidated and Combined Statements of Operations, page 50

1.

As discussed on pages 55 and 56, we note that the Statements of Operations reflect intercompany expense allocations made to the Company by Blackstone for certain corporate functions and for shared services provided by Blackstone for periods prior to October 1, 2015 and that these allocations may not reflect the expense the Company would have incurred as an independent, publicly traded company. Following the spin, the Company has been performing these functions using its own resources, while some functions continue to be provided by Blackstone pursuant to a transition services agreement. Further, we note on page 63 that you accounted for the acquisition of PJT Capital LP on October 1, 2015 as a business combination pursuant to ASC 805. Given that these changes in cost basis driven by the spin-off and business combination may produce results of operations that are not comparable for periods prior to the spin-off compared to periods subsequent to the spin-off, please tell us whether and how you considered the presentation of a black line in your financial statements separately showing successor (i.e. subsequent to spin-off) and predecessor (i.e. prior to spin-off) periods.

280 Park Avenue   |   New York, NY 10017   |   t. +1.212.364.7800   |   pjtpartners.com

Ms. Stephanie L. Sullivan December 5, 2016 Page 2 of 5

As described in Note 3 of the Company’s 2015 annual financial statements appearing on the 2015 Form 10‑K, in connection with the Company’s spin-off from Blackstone on October 1, 2015, Blackstone underwent an internal reorganization, pursuant to which the operations that had historically constituted Blackstone’s Financial Advisory reporting segment, other than Blackstone’s capital markets services business (collectively, “PJT business”), were contributed to PJT Partners Holdings LP, a newly-formed holding partnership that became controlled by PJT Partners Inc., as general partner. Also on October 1, 2015, prior to the spin-off, PJT Partners Holdings LP acquired all of the outstanding equity interests in PJT Capital LP, an unrelated entity. Subsequent to the internal reorganization and acquisition of PJT Capital LP, Blackstone distributed on a pro rata basis to its common unitholders, all of the issued and outstanding Class A common stock of PJT Partners Inc. held by it. Following the spin-off, PJT Partners Inc. became a holding company and its sole asset is its controlling equity interest in PJT Partners Holdings LP. As the sole general partner of PJT Partners Holdings LP, PJT Partners Inc. operates and controls all of the business and affairs and consolidates the financial results of PJT Partners Holdings LP and its subsidiaries.

With respect to the disclosures on pages 55 and 56 referenced in the comment above, the Company acknowledges that certain operating expenses were allocated to the PJT business while part of Blackstone in accordance with SAB Topic 1.B.1 and such costs are incurred directly by the Company subsequent to the spin-off. The Company’s intent was to disclose to users of the financial statements the potential that expenses could increase as the Company may not benefit from the same overall cost efficiencies that Blackstone achieved through its scale and bargain purchasing power as we conduct our operations as a separate company prospectively. We believe the change in the level of expenses does not result in a change in the basis of accounting.

The spin-off of the PJT business from Blackstone on October 1, 2015 did not reflect a change in the basis of accounting as the financial results for all operations included in the pre spin-off period in the filing were presented on a historical cost basis in the post spin-off period. Pursuant to the internal reorganization, all assets and liabilities associated with the PJT business were contributed to PJT Partners Holdings LP and ultimately distributed on a pro rata basis to Blackstone common unitholders. Accordingly, we believe that this transaction should be accounted for as a transaction between entities under common control as set forth in ASC 805-50-15-6. Based on the guidance set forth in ASC 805-50-30-5, the Company recognized the assets and liabilities transferred from Blackstone to PJT Partners Holdings LP in connection with the internal reorganization at their carrying amounts as set forth in the financial statements of Blackstone on the date of the transfer and there was no change in the basis of accounting.

With respect to the acquisition transaction, which occurred just prior to the spin-off, PJT Partners Holdings LP acquired all of the outstanding equity interests of PJT Capital LP in exchange for partnership units of PJT Partners Holdings LP. Pursuant to the guidance set forth in ASC 805, including ASC 805-10-55-12, PJT Partners Holdings LP was determined to be the accounting acquirer. In accordance with ASC 805-20-25-1, PJT Partners Holdings LP recognized, separately from goodwill, the identifiable assets acquired and the liabilities assumed at fair value. As PJT Partners Holdings LP was determined to be the accounting acquirer there was no change to the basis of accounting for PJT Partners Holdings LP. Additionally, the fair value adjustments to the assets acquired and liabilities assumed from PJT Capital LP did not result in a material impact to the financial position and results of operations of the Company.

Given that there was no change in the basis of the Company’s assets and liabilities for the spin-off and related transactions, the Company did not consider it appropriate to show a black line presentation of the financial statements.

Form 10‑Q for Quarterly Period Ended June 30, 2016

Notes to Condensed Consolidated and Combined Financial Statements, page 8

Note 2. Summary of Significant Accounting Policies, page 8

Basis of Presentation, page 8

2.

As disclosed on page 10, we note that you identified a misstatement in the accounting for certain partnership interests in PJT Partners Holdings LP, which resulted in a reduction to Retained Deficit of $99.8 million, an increase in Additional Paid-In Capital of $43.1 million and a decrease in Redeemable Non-Controlling Interests of $142.9 million. We also note that you concluded the misstatement to be

Ms. Stephanie L. Sullivan December 5, 2016 Page 3 of 5

immaterial to the prior periods and revised the historical consolidated financial information within this Form 10‑Q. Please address the following:
•

Describe the nature of the error, how it was identified and how the error impacted your conclusion on the effectiveness of the Company’s disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”). In this regard, please note that a material weakness as defined in Rule 1‑02(a) of Regulation S‑X is not limited to the existence of a material financial statement misstatement but rather considers whether there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis;

In periods prior to June 30, 2016, the Company made an error in the application of GAAP and as a result overstated the value of Redeemable Non-Controlling Interests (“Redeemable NCI”). The resulting immaterial misstatement was discovered during our auditor’s review of the Company’s June 30, 2016 Form 10‑Q. The Company performed an analysis to determine how the deficiency was identified, the nature and cause of the deficiency, the impact to the financial statements and management’s assessment of the effectiveness of its DC&P and ICFR and remediation steps.

The Company’s DC&P and ICFR include two levels of review, which evaluate the Company’s equity compensation journal entries and the impact on the Statement of Changes in Equity. The controls have a demonstrated history of operating effectively as it relates to equity compensation expense and there have been no misstatements in the accounting for compensation and share-based awards. However, the operation of the control related to the presentation of the impact to mezzanine and permanent equity (Redeemable NCI vs. Additional Paid-In Capital) associated with share-based compensation expense and the remeasurement of mezzanine equity to its current redemption value was not effective. The review was performed as designed, but did not detect a misapplication of GAAP.

The application of GAAP requirements for the accounting for redeemable non-controlling interests requires judgment and interpretation of a complex confluence of authoritative guidance: ASC 480, Distinguishing Liabilities from Equity; ASC 718, Compensation—Stock Compensation and ASC 810, Consolidation. The Company’s initial presentation considered ASC 480-10-S99-3A, which states that the valuation of the Redeemable NCI should highlight “the future cash obligations attached to the security” and that the redeemable security be adjusted to its current redemption value each reporting period. However, with respect to certain unvested partnership units of PJT Partners Holdings LP issued in connection with the spin-off and acquisition of PJT Capital LP which are subject to certain market condition and service requirements, the Company did not properly consider all of the SEC’s guidance in ASR 268. This guidance states that for share-based payment arrangements with employees, the amount presented in temporary equity at each balance sheet date should be based on the redemption provisions of the instrument and should take into account the proportion of consideration received in the form of employee services (that is, the pattern of recognition of compensation cost pursuant to ASC 718, Compensation—Stock Compensation).

Additionally, management considered the potential magnitude of the misstatement had the error gone undetected and determined that it was not likely to significantly increase. Substantially all of the partnership units subject to a service commitment were granted primarily to the founders of PJT Capital LP in connection with the business combination and future issuances of partnership units subject to service requirements are expected to be minimal. Additionally, as the service requirements related to these partnership units are satisfied, the total population will decrease. Furthermore, it is contemplated that the circumstances requiring partnership units to be classified as mezzanine equity will expire upon the second anniversary of the spin-off pursuant to the terms of the tax matters agreement. As such, we expect the mezzanine equity would be reclassified to permanent equity at that time.

Management has remediated this control by reperforming the accounting analysis and has determined the impact to be an immaterial restatement, which was reflected in the June 30, 2016 Form 10‑Q. As appropriate accounting is recognized, the calculation methodology corrected and the population of awards is known, no further remediation was deemed necessary by the Company.

Ms. Stephanie L. Sullivan December 5, 2016 Page 4 of 5

In concluding upon the misstatement constituting a significant deficiency, the Company considered material weakness indicators outlined in PCAOB AS 5.69 and determined that none were applicable:

•	Identification of fraud, whether or not material, on the part of senior management;
•	Restatement of previously issued financial statements to reflect the correction of a material misstatement;
•

Identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the Company’s internal control over financial reporting; and

•	Ineffective oversight of the Company’s external financial reporting and internal control over financial reporting by the Company’s audit committee.

The control deficiency that resulted in this immaterial misstatement was determined to be a significant deficiency in accordance with Rule 1‑02(a) of Regulation S‑X and was thus reported to the Company’s audit committee prior to filing the Company’s June 30, 2016 Form 10‑Q. Based on the analysis performed, which considered materiality (discussed later in this response) and impact, the Company does not believe that the control deficiency gave rise to a reasonable possibility that a material misstatement of the company’s annual or interim financial statements would not be prevented or detected on a timely basis; therefore, the control deficiency does not rise to the level of a material weakness.

•

Provide us with your accounting analysis, with reference to authoritative literature, supporting these adjustments and current presentation. In your response, tell us why the adjustment had no impact on the consolidated statements of operations or net income (loss) attributable to PJT Partners Inc.; and

As noted above, the Company’s accounting analysis supporting these adjustments and current presentation is based upon guidance set forth in paragraphs 14-16 of ASC 480-10-S99-3A, particularly ASC 480-10-S99-3A, paragraph 16(a). Additionally, the Company considered paragraph 22 of ASC 480-10-S99-3A, which states that any changes in the carrying value of the Redeemable NCI as a result of adjustments to reflect the redemption feature are treated as akin to the repurchase of a non-controlling interest (although they may be recorded to retained earnings instead of additional paid-in capital). Thus the Company recorded adjustments related to such changes against retained earnings and additional paid-in capital. As the reclassification related to the adjustment of Redeemable NCI to redemption value, there was no impact to any allocation of income or loss to the Redeemable NCI, and thus there was no impact on net income (loss) attributable to PJT Partners Inc.

•	Provide us with your SAB 99 materiality analysis to support how you determined that these amounts were not quantitatively or qualitatively material to any of the affected periods.

Based on the guidance provided under SAB Topic 1.M, as codified in ASC 250-10-S99-1, the Company determined that the reclassification between Redeemable NCI and permanent equity was not material. Pursuant to SAB Topic 1.M, “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” The Company determined that the changes to Redeemable NCI and equity would not have influenced the judgment of a reasonable person.

As cited in SAB Topic 1.M, the Supreme Court has held that a fact is material if there is a substantial likelihood that the fact would have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available. Therefore, as part of determining whether a misstatement is material, management must consider both quantitative and qualitative factors. The Company acknowledges that the financial statement misstatement is numerically significant, but also considered the following qualitative factors included in SAB Topic 1.M regarding materiality:

Ms. Stephanie L. Sullivan December 5, 2016 Page 5 of 5

•	The misstatement did not change the Company’s net income or loss, nor did it change the net income or loss attributable to the redeemable non-controlling interests or PJT Partners Inc.
•	The misstatement did not mask a change in earnings or other trends.
•

Management’s discussion with industry analysts and its review of industry analysts’ coverage of similar companies indicates that analysts evaluate the results of operations of these companies on a basis that assumes the exchangeable partnership units are fully exchanged and that the publicly traded entity is entitled to 100% of the entity’s net income or loss. As such, the redemption value of the redeemable non-controlling interests would not be relevant to their analysis.

•	The misstatement had no effect on the Company’s compliance with regulatory requirements.
•	The misstatement had no effect on the Company’s compliance with loan covenants or other contractual requirements.
•	The misstatement had no effect of increasing management’s compensation.
•	The misstatement did not involve an asset or liability which is susceptible to loss or fraud.
•	The misstatement did not involve the concealment of any unlawful transactions.

After considering the “total mix” of quantitative and qualitative factors, the Company determined that the misstatement was immaterial to the financial statements presented in periods prior to June 30, 2016.

* * *

Please do not hesitate to call me at 212.364.7807 if you wish to discuss the above responses.

Very truly yours,

/s/ Helen T. Meates
Helen T. Meates
Chief Financial Officer

cc:	Simpson Thacher & Bartlett LLP
Joshua Ford Bonnie, Esq.